UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 5, 2022

(Date of earliest event reported)

Forge Group, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	85-4184821
(State or other incorporation)	(I.R.S. Employer Identification No.)

8401 Connecticut Avenue

Suite 300

Chevy Chase, MD 20815

(Full mailing address of principal executive offices)

(202) 547-8700

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Daniel McFadden (“Mr. McFadden”), the Vice President of Finance and Controller (the principal financial and accounting officer) announced that he will be resigning from Forge Group, Inc. (the “Company”) and its subsidiaries, effective as of May 25, 2022. Mr. McFadden is resigning for personal reasons and there were no disagreements between Mr. McFadden and the Company. His departure is not related to the operations, policies or practices of the Company or any issues regarding accounting policies or practices.

Michael Henke, currently the Senior Financial Reporting Manager of the Company, will assume Mr. McFadden’s duties and serve as Interim Principal Financial and Accounting Officer until Mr. McFadden’s permanent successor is named. The Board of Directors of the Company intends to conduct a search of potential internal and external candidates to replace Mr. McFadden.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forge Group, Inc.

By:	/s/ Patrick J. Bracewell
Patrick J. Bracewell
Chief Executive Officer

Date: May 5, 2022